Exhibit 99.99

2999 N. 44th St. Suite 300

Phoenix, AZ 85018

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of Gunnison Copper Corp. (the “Company”) will be held at the Coastal Boardroom, Blake, Cassels & Graydon LLP, Suite 3500, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5 on Thursday, June 25, 2026 at 9:00 a.m. (Pacific Time) for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the report of the auditors thereon.

2.	To set the number of directors and elect directors of the Company on the basis set forth in the accompanying management information circular of the Company dated May 8, 2026 (the “Information Circular”).

3.	To appoint PricewaterhouseCoopers LLP, Independent Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration.

4.	To consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming the Company’s Amended Stock Option Plan, as more particularly described in the accompanying Information Circular.

5.	To consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming the Company’s Amended Restricted Share Unit Plan, as more particularly described in the Information Circular.

6.	To consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming the Company’s Amended Performance Share Unit Plan, as more particularly described in the Information Circular.

7.	To consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming the Company’s Deferred Share Unit Plan, as more particularly described in the Information Circular.

8.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

NOTICE-AND-ACCESS

Notice is also hereby given that the Company has decided to use the notice-and-access method of delivery of materials for the Meeting. The notice-and-access method allows for the Company to deliver Meeting materials via the internet in accordance with the applicable rules set forth in National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, Shareholders still receive a proxy or voting instruction form (as applicable) enabling them to vote at the Meeting. However, instead of a paper copy of the Information Circular, the audited financial statements of the Company as at and for the fiscal year ended December 31, 2025 and related management’s discussion and analysis of financial condition, Shareholders receive notification with information on how they may access such Meeting materials electronically. The use of this alternative method of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing Meeting materials to Shareholders. Shareholders are reminded to view the Meeting materials prior to voting.

Shareholders may access these materials under the Company’s profile on SEDAR+ at www.sedarplus.com or at https://docs.tsxtrust.com/2475.

Registered holders or beneficial owners may request paper copies of the Meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting materials are posted on the website referenced above. In order to receive a paper copy of the Meeting materials or if you have any questions concerning notice-and-access, please call toll free at 1-866-600-5869 or email tsxtis@tmx.com. Requests for paper materials should be received by June 16, 2026 in order to receive the Meeting materials in advance of the Meeting.

If you are a registered shareholder and are unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with TSX Trust Company, at 301 – 100 Adelaide Street West, Toronto, ON, M5H 4H1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered shareholder and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your shares on your behalf (an “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia this 8th day of May, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

“Fred DuVal”

Fred DuVal

Chair of the Board of Directors